APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

APPLE VALLEY FARM
Balance Sheet - unaudited
For the period ended November 2020

| | Current Period |
	07/01/2020-12/11/2020
ASSETS	
Current Assets:	
Cash	10,000.00
Petty Cash	-
Accounts Receivables	-
Inventory	5,500.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	15,500.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	1,200.00
Vehicles	4,300.00
Less: Accumulated Depreciation	-
Total Fixed Assets	5,500.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 21,000.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		51.00
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		51.00
EQUITY		
Capital Stock/Partner's Equity		20,949.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		20,949.00
TOTAL LIABILITIES & EQUITY	$	**21,000.00**
Balance Sheet Check		-

I, Jamie Edwards, certify that:

1. The financial statements of Jamie Sheree Edwards included in this Form are true and complete in all material respects; and
2. The tax return information of Jamie Sheree Edwards has not been included in this Form as Jamie Sheree Edwards was formed on 07/31/2020 and has not filed a tax return to date.

Signature   *Jamie Edwards*

Name: Jamie Edwards

Title: Owner